Exhibit 99.1

Aegean Marine Petroleum Network Inc. Announces Senior Management Transition

Interim Leadership Team Established; President E. Nikolas Tavlarios Steps Down

NEW YORK, June 1, 2017 /PRNewswire/ -- Aegean Marine Petroleum Network Inc. (NYSE: ANW) ("Aegean" or the "Company") today announced that it has formed an interim leadership team comprising members of the Company's senior management. The interim leadership team will oversee the Company's operations and strategic initiatives until a new President has been appointed.
As part of the senior management transition, E. Nikolas Tavlarios, by mutual agreement with the Board of Directors, has resigned as President, effective immediately. He will continue as a consultant to the Company to facilitate a seamless transition.
A comprehensive search process is underway to identify a new President and both internal and external candidates will be considered.
"The Board is confident that the interim leadership team will effectively manage the business and execute on our strategic initiatives to drive improved performance and value creation at Aegean," said Peter C. Georgiopoulos, Chairman. "We are focused on ensuring that Aegean will continue to succeed in an evolving global market. We are implementing our plan to shift towards a more asset-light model and enhance efficiency across our operations, including reducing annual operating expenses by $20 million by June 2018. We remain committed to serving customers across our global footprint as a leader in the physical supply and marketing of marine fuel and continuing the success that Aegean has achieved."
Mr. Georgiopoulos concluded, "On behalf of the Board and management team, I want to thank Nick for his leadership and contributions to Aegean and wish him well in his future endeavors. We appreciate Nick's willingness to continue as a consultant to the Company as we conduct our CEO search and implement a smooth transition to new leadership."
About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in over 29 markets and a team of professionals ready to serve our customers wherever they are around the globe. For additional information please visit: www.ampni.com
Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
SOURCE Aegean Marine Petroleum Network Inc.

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